Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: December 5, 2017

The following news articles written by third parties were made available to employees of CVS Health Corporation:

Why a CVS-Aetna Merger Could Benefit Consumers (nytimes.com)

CVS runs nearly 10,000 drugstores. CreditAndrew Kelly/Reuters

Consolidation in health care has generally not been good for Americans. Here’s why this seems to be an exception.

By Austin Frakt

There are reasons for consumers to be optimistic about CVS’s reported purchase of Aetna for $69 billion on Sunday.

It’s one of the largest health care mergers in history, and in general, consolidation in health care has not been good for Americans.

But by disrupting the pharmacy benefits management market, and by more closely aligning management of drug benefits and other types of benefits in one organization, CVS could be acting in ways that ultimately benefit consumers.

You probably know CVS as a retail pharmacy chain — it runs nearly 10,000 drugstores. But over the years, it has diversified. It now runs walk-in clinics, including in Target stores. And it runs one of the largest specialty pharmacies, dispensing high-priced drugs that require special handling.

In a big move a decade ago that set the stage for more recent developments, CVS purchased a majority of shares of Caremark for nearly $27 billion to enter the pharmacy benefits management business.

Pharmacy benefits managers are companies that help insurers devise and run their drug benefits, including serving as middlemen in negotiating prices between insurers and drug manufacturers.

Many health industry experts believe that pharmacy benefits managers effectively increase prescription drug prices to raise their own profits. This is because they make money through opaque rebates that are tied to drug prices (so their profits rise as those prices do). Competition among pharmacy benefits management companies could push these profits down, but it is a highly concentrated market dominated by a few firms, CVS among the largest.

But CVS’s recent moves may shake up an already changing pharmacy benefits landscape. In October, the insurer Anthem announced its intentions to part ways with the pharmacy benefits management firm Express Scripts. Instead, it will partner with CVS to develop its own pharmacy management business.

Anthem would not be the first insurer to forgo external pharmacy benefits management and take on the role internally. The insurer UnitedHealth Group also runs a leading pharmacy benefit management business, OptumRx. And CVS’s purchase of Aetna would also remove it as a middleman acting between that insurer and drug companies.

“While it’s still early, the moves by Anthem and Aetna have the feeling of the beginning of the end of the stand-alone pharmacy benefits manager business,” said Craig Garthwaite, a health economist with Northwestern University’s Kellogg School of Management. These insurers, and UnitedHealth Group, have concluded that outsourcing pharmacy benefits management may not serve their interests.

This removal of profit-taking middlemen could be good for consumers in the short run if it leads to lower drug prices. “In the long run, it might be harder for new insurers to enter the market because they won’t be able to negotiate lower drug prices than the larger firms,” Mr. Garthwaite said. “This could result in further concentration in the health insurance market.” That could harm future consumers, though not in ways we can predict today.

The CVS-Aetna deal would be just another of the many recent mergers across business lines in health care. Insurers are buying or partnering with health care providers. Health systems are offering insurance. Hospitals are employing physicians. Even Amazon is jumping into the pharmacy business in some states. This may be part of the motivation for CVS to buy Aetna — defensive jockeying to maintain access to a large customer base that might otherwise begin to fill drug prescriptions online.

Typically, mergers in the sector have led to higher prices and no better outcomes. But a CVS-Aetna merger might be different because their business lines complement each other. The most significant overlap is in the management of Medicare drug benefits: Both companies offer stand-alone Medicare prescription drug plans.

But there is a lot of competition in the Medicare drug plan market, so this overlap may not be a leading area of concern.

The CVS-Aetna merger is primarily about a supplier and its customer joining forces, what economists call a vertical merger. This type of merger can enhance a firm’s ability to coordinate across interlocking lines of business.

In this case, CVS-Aetna might more effectively manage certain patients with chronic conditions (those insured by Aetna), reducing costs. Let’s imagine that Aetna could leverage CVS’s pharmacies and clinics to help patients — who require medications to avoid hospitalizations — stay on their drug regimen. That could save the merged organization money. It could also translate into both better care and lower premiums, though there’s no guarantee at this stage of either.

One source of optimism: Research shows that coordinating pharmacy and health benefits has value because it removes perverse incentives that arise when drug and nondrug benefits are split across organizations. When pharmacy benefits are managed by a company that’s not on the hook for the cost of other care, like hospitalization, it doesn’t have as strong an incentive for increasing access to drugs that reduce other types of health care use. That could end up costing more over all.

So there’s reason to believe that a combined CVS-Aetna might find ways to reduce costs — and represent an instance when consumers actually come out ahead after health care consolidation.

This article originally appeared on nytimes.com

CVS Expands Into Insurance With $69 Billion Aetna Bid (Associated Press)

By Tom Murphy and David Koenig

(AP) — CVS Health wants to do much more than fill your prescription or jab your arm with an annual flu shot.

The drugstore chain is buying the nation’s third-largest health insurer in order to push much deeper into customer care. The evolution won’t happen overnight, but in time, shoppers may find more clinics in CVS stores and more health care they can receive through the network of nearly 10,000 locations that the company has built.

The $69 billion deal announced Sunday evening will push the drugstore chain more forcefully in a direction it has been heading for years, according to analysts on Wall Street. It already has about 1,100 clinics in its store network, and it has methodically expanded what they do. The clinics started off as a place to treat basic health care needs like sinus infections or strep throat.

Gradually, the company has added services like blood draws or monitoring of chronic conditions such as high blood pressure and diabetes. Expect that trend to continue, as the drugstore switches more from selling products in its stores to services that can’t be bought online, where retailers face formidable competition from the likes of Amazon.

“I think over time you’re going to see less of that front-store retail and more health care services in their stores,” said Jeff Jonas, a portfolio manager for Gabelli Funds who follows drugstores.

The mammoth acquisition pairs a company that runs more than 9,700 drugstores and 1,100 walk-in clinics with an insurer covering around 22 million people. CVS Health Corp. is also one of the nation’s biggest pharmacy benefit managers, processing more than a billion prescriptions a year for insurance companies, including Aetna.

Analysts say the combined company could add more clinics and expand in-store services to include eye care or maybe centers for hearing aids. That could gradually turn CVS Health a one-stop-shop for health care, a place where patients can get a hearing aid checked, then see a nurse practitioner and pick up prescriptions.

“If you think about it, we actually don’t have anything like that,” Jefferies analyst Brian Tanquilut said recently.

Analysts say clinics aren’t especially profitable, but they are important because they draw people into the stores and help build deeper customer relationships. That’s crucial because drugstores are learning that customers have less loyalty to them than was previously thought, Tanquilut said. He noted that customers will fill their prescriptions wherever their coverage tells them to visit.

“I’m not going to leave my job just because they took CVS out of my network,” he said.

The clinics have become an attractive option for customers in need of basic health care because they are usually open longer than the family physician, and a clinic visit can be $30 cheaper or more for someone who doesn’t have insurance. But they have drawbacks. Family doctors say they know their patients better and can check on a patient’s broader health when she comes in for a visit, rather than dealing with just the one thing that brought that person in.

CVS isn’t the only health care giant delving into clinical care. The deal will help it compete with others like UnitedHealth Group Inc. The nation’s largest health insurer also runs clinics and doctor’s offices. Like CVS, it also has one of the nation’s largest pharmacy benefit management businesses. PBMs manage prescription drug plans for insurers like Aetna and also large employers, among other clients.

CVS also is on the defensive with this deal. Locking up Aetna helps secure a large client that can send millions of customers to its stores. It also keeps Aetna from turning to Amazon, if the retail giant decides to expand into prescription drugs.

Investors have been worried about that prospect since reports about the possibility first appeared earlier this year. Amazon has not commented on the possibility.

Amazon is already hurting drugstores in some markets with a same-day delivery service that competes with the products stores like CVS sell in the front part of their stores, outside their pharmacies. CVS actually is starting its own same-day delivery service this month in New York.

CVS Health Corp. will pay about $207 in cash and stock for each share of Aetna Inc., a person with knowledge of the matter said Sunday. That represents a 29 percent premium to the price of Aetna shares on Oct. 25, the day before The Wall Street Journal first reported about the possibility of a deal.

The source said the boards of both companies have approved the deal.

But antitrust regulators still need to approve the deal, and that is not guarantee.

The Justice Department said last month that it is suing AT&T to stop its $85 billion purchase of Time Warner. Regulators also sued to stop the Aetna’s approximately $34 billion purchase of rival Humana Inc. — a deal that fell apart earlier this year.

Hartford, Connecticut-based Aetna and Woonsocket, Rhode Island-based CVS both manage Medicare prescription drug coverage. Some of that business may have to be sold to address antitrust concerns. But otherwise, Leerink analyst David Larsen thinks a CVS-Aetna combination has decent odds of getting past regulators, in part because the businesses have little overlap.

“We also believe that the Trump administration is more business-friendly, and regulators may view a CVS/(Aetna) combination as a way to continue to put pressure on manufacturers and drug prices,” he said in a recent research note.

CVS to Buy Aetna for $67.5 Billion, Remaking Health Care Sector (Bloomberg)

Photographer: Christopher Dilts/Bloomberg

By Zachary Tracer and Robert Langreth

CVS Health Corp. will buy Aetna Inc. for about $67.5 billion, creating a health-care giant that will have a hand in everything from insurance to the corner drugstore.

CVS will pay $207 a share for Aetna, with $145 a share in cash and the rest in stock, the companies said on Sunday. That’s a 29 percent premium to Aetna’s share price on Oct. 25, the day before the companies were reported to be in talks.

The deal is among the biggest health-care mergers of the past decade, combining the largest U.S. drugstore chain with the third-biggest health insurer. CVS also manages drug-benefits plans for employers and insurers, a business that could help steer some of Aetna’s 22 million customers into CVS drugstores when they fill a prescription. The deal will give Aetna’s insurance plans a closer on-the-ground tie to where customers get care.

Including CVS’s assumption of Aetna’s debt, the deal will be valued at $78 billion. It’s expected to close in the second half of 2018, the companies said.

In a joint interview, CVS Chief Executive Officer Larry Merlo and Aetna CEO Mark Bertolini said combining the companies would help CVS expand a variety of retail medical services, from vision care to nutrition advice to audiology, making basic care more convenient and less costly for consumers. Aetna will be operated as a separate business unit, and any new services will be designed to appeal broadly to customers of other insurance companies as well, the executives said.

The immediate financial benefits of the deal are projected to be relatively modest. The companies said they expect $750 million in synergies, and profit improvements in the low-to-mid single digits the second full year after the merger is completed. The companies are betting on longer-term profit from reshaping how their customers get care, by creating what the executives are calling “10,000 new front doors for the health-care system’’ at CVS’s stores and clinics.

“Think of these stores as a hub of a new way of accessing health-care services across America,’’ Merlo said in the joint interview. “We’re bringing health care to where people live and work.’’

The deal will be financed with a mix of cash and debt. Barclays Plc, Goldman Sachs Group Inc. and Bank of America Corp. have committed to provide $49 billion of financing, the companies said.

Amazon Lurks

CVS and Aetna are joining hands as the health sector is looking over the horizon at http://Amazon.com Inc., and how the Internet retailer could shake up the business of buying, distributing and selling drugs and medical products if it gets into health care. The retail industry has been battered by the online giant. Amazon hasn’t revealed its plans.

“One of the problems with the health-care system is it’s so fragmented and there’s so little coordination,” said Steve Kraus, who invests in health firms at Bessemer Venture Partners. “A better vertically integrated, less-siloed system is a good thing in my mind.”

Merlo, the chief executive of CVS, disputed the idea that the deal was a defensive move against Amazon’s possible entry into the pharmacy business.

“This transaction is really about growth, it is about expansion, it is not about contraction,” Merlo said.

The deal could also set off a new round of takeovers as CVS and Aetna’s competitors look at the reshaped landscape. On Nov. 30, Express Scripts Holding Co.’s top executive said the company would be open to a deal at the right price, though wasn’t actively looking for one.

“We don’t need to sell to be very successful in the future, but we are always open to others who may all of sudden conclude they want what we have,” Express Scripts CEO Tim Wentworth said in an interview. He also mentioned the possibility of partnering with Amazon on an online-pharmacy arrangement.

More Deals?

Express Scripts is just one company in a universe of independent drug plans, insurers and supply-chain middlemen.

WellCare Health Plans Inc., Humana Inc. and Centene Corp. could become merger targets after the CVS-Aetna deal, according to Matthew Borsch, an analyst at BMO Capital Markets. Drug distributors like Cardinal Health Inc. or McKesson Corp., and retailers such as Walgreens Boots Alliance Inc. could also face pressure to find partners.

CVS, which operates about 9,700 retail stores and 1,100 walk-in medical clinics, has been moving beyond its drugstore roots for years. In 2007, it bought pharmacy-benefits manager Caremark Rx — a business that made up almost half of the Woonsocket, Rhode Island-based company’s operating profit in the third quarter. In 2014, CVS stopped selling cigarettes and added “Health” to its name.

The biggest U.S. health insurer, UnitedHealth Group Inc., is also the most diversified. United owns doctor clinics and an outpatient surgery chain, and has a pharmacy-benefits management, called OptumRx, built on the acquisition of Catamaran Corp. in 2015.

Potential Obstacle

Consolidation is picking up among health-care suppliers and administrators, as insurers seek more control over how their consumers get care. But two proposed megamergers among insurers — including a deal between Aetna and Humana Inc. — were blocked this year on antitrust grounds, leading the companies to look beyond rival insurers for potential deals.

The CVS-Aetna deal’s antitrust prospects may depend on which U.S. regulator is tasked with reviewing it, according to Bloomberg Intelligence analyst Jennifer Rie. The Federal Trade Commission has been less critical of tie-ups among companies in adjacent businesses, known as vertical consolidation. The Justice Department, on the other hand, last month sued to block the merger of AT&T Inc. and Time Warner Inc., a vertical deal.

Michael Newshel, an analyst at Evercore ISI, said the DOJ effort to block the AT&T-Time Warner deal does raises concerns but a CVS-Aetna deal does have a path forward. Aetna would likely need to divest some or all of its Medicare drug plan business, he said.

In the joint interview, the CVS and Aetna executives declined to comment on whether they might have to divest parts of the Medicare drug business. But Bertolini said the companies are prepared to work with regulators to do what it takes to get the deal approved.

“We are obviously going to get some scrutiny. We are prepared to deal with whatever comes along to make this work,” said Bertolini.

This article originally appeared on bloomberg.com.

CVS Aetna Deal Tests Positive (The Wall Street Journal)

By Charley Grant

CVS Health has taken bold action to win back investors. The potential benefits outweigh the serious risks.

The pharmacy giant agreed to a $69 billion acquisition of health insurer Aetna. This will reshape the CVS business by making use of the chain’s walk-in clinics to deliver care to patients. CVS plans significant new investments to beef up its medical capabilities.

Let there be no doubt CVS is taking a major risk by plunking down that much money.

At more than 33 times trailing net income, Aetna isn’t exactly selling at a moment of weakness. And the deal will strain the CVS balance sheet, since most of the offer is in cash.

Those details could loom much larger if, for instance, the deal integration is fumbled, or diverted capital investment causes further deterioration in the CVS retail business. But deals of this size simply don’t happen at bargain prices.

The potential is clear: Bringing pharmacy benefit management and insurance under the same roof is a proven winner, as the continued strong performance of UnitedHealth Group demonstrates. Bulking up ahead of any possible entry by http://Amazon.com into the prescription drug business is a smart idea.

But using the CVS retail presence to lower health costs offers a unique twist. After all, the easiest way to save money is to keep patients out of the hospital.

Aetna’s health-care costs could drop significantly if everything goes right. That would significantly boost the insurer’s profitability. Aetna is on track to earn about $4 billion in adjusted net income this year.

Meanwhile, it is the right moment to shake up the CVS business model. Shares are down so far this year in a strong market for health-care stocks.

The deal will likely beget more consolidation as competitors respond. That should bode well for insurance stocks like Cigna and Humana, as well as pharmacy stocks such as Walgreens Boots Alliance.

After thinking through the potential of this tie up, it isn’t too hard to see why.

This article originally appeared on wsj.com.

CVS to Buy Aetna for $69 Billion in a Deal that May Reshape the Health Industry (The New York Times)

A CVS Pharmacy store in Manhattan. Credit Shannon Stapleton/Reuters

By Michael J. de la Merced and Reed Abelson

CVS Health said on Sunday that it had agreed to buy Aetna for about $69 billion in a deal that would combine the drugstore giant with one of the biggest health insurers in the United States and has the potential to reshape the American health care industry.

The transaction, one of the largest of the year, reflects the increasingly blurred lines between traditionally separate spheres in the world of health care.

Under the terms of the deal, CVS will pay about $207 a share, based on Friday’s closing prices. Roughly $145 a share of that would be in cash, with the remainder in newly issued CVS stock.

The merger could position the combined entity as a formidable force in a changing health care landscape as many of the players attempt to lower the high cost of medical care. Together, the two companies touch most of the basic health services that people regularly use, meaning the deal could offer some benefits to consumers.

CVS operates a chain of pharmacies and retail clinics that could be used by Aetna to deliver care directly to patients, while the merged company could be better able to offer employers one-stop shopping for health insurance for their workers. But the deal also risks leaving consumers with less choice of where to get care or fill a prescription if people with Aetna insurance are forced to go to CVS for much of their care.

One of the biggest drivers of the deal is Amazon, which has been rumored to be preparing for an entry into the United States’ pharmacy business. Jeff Bezos, the Amazon chief executive, and his e-commerce juggernaut have already overturned many industries: book buying, retail shopping, groceries and Hollywood, using fierce customer loyalty and enormous reach as cudgels against incumbent players.

With that in mind, the leaders of CVS Health and Aetna met several times this year for conversations that eventually turned into negotiations.

The two companies emphasized their ability to transform CVS’s 10,000 pharmacy and clinic locations into a community-based site of care that would be far less expensive for patients.

“We think of it as creating a new front door to health care in America,” CVS Health’s chief executive, Larry J. Merlo, said in an interview.

By establishing a new way of delivering care — with nurses, pharmacists and others available to counsel people about their diabetes or do the lab work necessary to diagnose a condition — “We know we can make health care more affordable and less expensive,” he said.

Aetna had been exploring the idea of using a retail store as a better way of caring for people, said Mark T. Bertolini, the company’s chief executive. By using CVS’s locations, the company can provide people with a better way of accessing medical care, he said.

“It’s in their community. It’s in their home,” he said. He added, “CVS has the draw. People trust their pharmacist.”

Though neither chief executive mentioned Amazon by name, both said that what they were creating was a compelling opportunity in and of itself.

“Chasing our competitors has never been a solution,” Mr. Bertolini said. He added, “Our competitors will do what they do.”

Even setting aside Amazon, the health care industry is experiencing a turbulent transformation.

Insurers, hospitals and pharmacy companies are bracing themselves for a possible disruption in government programs like Medicare as a result of the Republicans’ plan to cut taxes. Congress remains at an impasse over the future of the Affordable Care Act, while employers and consumers are struggling under the crush of rising medical costs, including the soaring price of prescription drugs.

Many of the players are seeking shelter in the arms of their former adversaries, with well-known medical groups like the Cleveland Clinic joining with Oscar Health, an insurer. With federal officials blocking traditional mergers, like the megadeals that featured the nation’s largest insurers, including one involving Aetna and its rival Humana, companies are looking at combinations that take them beyond their traditional lines of business.

Many analysts view the combination of CVS and Aetna as a defensive move by the companies. CVS Health, which also recently signed an agreement with Anthem to help the insurer start its own internal pharmacy benefit manager, is looking to protect its business with Aetna as it fends off rivals like UnitedHealth Group’s OptumRx and others. Aetna, foiled in its attempt to buy Humana, is searching for new ways to expand its business.

If the merger goes through, it could fundamentally reshape the business of overseeing drug coverage for insurers, an industry that is dominated by three large players and that has increasingly come under scrutiny over the past year as public anger over high drug prices has expanded beyond the usual culprits, such as the pharmaceutical industry, to lesser-known players like pharmacy benefit managers.

Any deal between CVS and Aetna would be reviewed by regulators in the Trump administration, whom bankers and lawyers believe would be more tolerant of consolidation than its predecessor was. A combination of a drugstore company and an insurer is considered less problematic than a merger of two players in the same business, which could reduce competition and hurt consumers.

Such concerns ultimately sank Aetna’s efforts to buy Humana, and Anthem’s push to buy Cigna, when the Obama administration signaled its opposition to such consolidation.

The transaction is a so-called vertical merger, combing companies in two different industries. Though such deals have traditionally met little opposition in Washington, the Justice Department has sued to block AT&T’s $85.4 billion takeover of Time Warner on the grounds that it would create too powerful of a content company.

Yet both CVS and Aetna played down the prospects of regulators moving to block their deal. The breakup fee for the transaction is not especially large, reflecting that belief.

Mr. Bertolini asserted that the companies would not raise prices for consumers. “It doesn’t make sense for us to charge people more when we want more people in the store,” he said.

But analysts and other merger experts warn that the deal could be blocked by federal antitrust officials who worry that it could lessen competition. One area of focus may be Medicare: Both companies are significant players in offering prescription drug plans to Medicare beneficiaries.

“This deal is going to be received with much greater scrutiny than expected,” said David A. Balto, an antitrust lawyer in Washington, D.C., who has been sharply critical of combinations among insurers and pharmacy benefit managers.

The deal is expected to close in the second half of next year, subject to approval by shareholders of both companies as well as regulators.

This article originally appeared on nytimes.com.

CVS agrees to buy Aetna in $69 billion deal that could shake up health-care industry (The Washington Post)

Drugstore chain operator CVS Health Corp said on Dec. 3 it had agreed to acquire health insurer Aetna Inc for $69 billion. (Reuters)

By Carolyn Y. Johnson

December 3, 2017

Pharmacy giant CVS Health has agreed to buy Aetna in a $69 billion blockbuster acquisition that could rein in health care costs and transform its 9,700 pharmacy storefronts into community medical hubs for primary care and basic procedures, the companies announced Sunday afternoon.

The pharmacy chain agreed to buy Aetna for about $207 per share, broken down into $145 in cash and the rest in stock. The deal — the biggest health-care merger announced in more than a year — is expected to close in the second half of 2018, subject to approval by shareholders and regulators.

If approved, the mega-merger would create a giant consumer health care company with a familiar presence in thousands of communities. Aetna chief executive Mark T. Bertolini described the vision in an interview as “creating a new front door for health care in America.”

“We want to get closer to the community, because all health care is local,” Bertolini said. “What was going to draw people into an Aetna store? Probably not a lot. We looked for the right kind of partnership.”

CVS would provide a broad range of health services to Aetna’s 22 million medical members at its nationwide network of pharmacies and walk-in clinics, and further decrease the drug store titan’s reliance on the retail sales that have faced increasing competition.

“You can imagine a world where health care is better designed around the people who use it, which is one of the challenges we have today,” CVS chief executive Larry J. Merlo said in an interview. As part of the deal, Bertolini would join the CVS board and Aetna would be run as a standalone business unit.

The deal is likely to set off even more mergers in the health-care industry, which has been undergoing consolidation and faces potential new competition from Amazon. It could position Aetna to be more competitive with UnitedHealth Group, the nation’s largest insurer, which has already expanded beyond its core business into pharmacy care services, clinics and surgery care centers and health care data.

“I think it will create more consolidation among the insurers and retailers, blurring the lines,” said Ana Gupte, an analyst at Leerink Partners, who recently pointed to retail giants Walgreens Boots Alliance or Walmart as potential “dark horse acquirers” of the health insurer Humana.

Wall Street analysts have said the deal could lower health spending — if, for example, CVS can push customers to use walk-in clinics instead of emergency rooms for minor problems. But consumer advocates argue the deal would limit consumer choice and could make it even harder for new companies to enter into a market increasingly dominated by behemoth companies.

Even before the announcement, the familiar drug store chain has been a dominant player in the big business of negotiating drug prices for insurers and employees. The merger would give CVS an even broader role in managing health care.

The combined company could leverage massive amounts of data from both Aetna’s medical claims and CVS’s vast number of touchpoints to consumers, including its 9,700 retail stores and 1,100 MinuteClinics.

CVS plans to transform its locations into a kind of community health hub, where pharmacists and nurses can provide follow-up and monitoring to patients recently released from hospital — reviewing and managing their medications and helping them to stay out of the hospital. (Hospital readmissions are seen as a major, avoidable cost in healthcare).

The storefronts could also transform preventative care, offering wellness, nutrition, vision, hearing and other medical services — saving costs by keeping people healthier and providing care in a lower-cost setting than a hospital.

Pharmacists and nurses could help make sure patients with chronic diseases stay on their meds and provide counseling between doctor’s visits, which would keep those conditions in control.

Bertolini and Merlo said the combination could fundamentally transform consumers’ experience of health care. Traditionally, insurers put up obstacles, such as co-pays or paperwork that needs to be submitted by a doctor, in order to make sure that medical services and drugs aren’t being misused. Those barriers could be eliminated or reduced as CVS pharmacists and nurses worked with the patient directly to make sure they were getting the right treatments and most effective care.

“Every health insurance company wants to get closer to the consumer,” said Dan Mendelson, president of Avalere Health, a consulting firm. “If a patient is better off by getting a home health visit to have someone go through their medications to take them off 10 and eliminate those medications, I want that to happen — as opposed to someone just filling prescriptions.”

The merger would also better insulate CVS and Aetna against looming competition on two fronts.

The mere possibility that Amazon will soon begin selling drugs has shaken the stocks of companies up and down the drug supply chain, from wholesalers to pharmacies. The deal would expand CVS’s business beyond the business of selling drugs and negotiating drug prices, to managing all aspects of a patient’s health — and could shift its storefronts to become medical hubs, rather than aisles stocked with consumer goods that people can easily buy in other stores or online.

The deal would protect against competition from health insurers, particularly UnitedHealth Group, that have brought the business of negotiating drugs in-house instead of buying services from a middleman. It will effectively cut out the middleman in negotiating drug prices for health insurers, since CVS is that middleman today, and lock in Aetna’s medical members for the pharmacy management side of CVS’s business.

The health care space has already undergone considerable consolidation - but it has also faced challenges. Last year, two health insurance mega-mergers between Aetna and Humana and Anthem and Cigna crumbled under antitrust opposition. But a merger between companies that don’t directly compete is thought by many to have a better chance.

“They’re going to be able to offer you a better-functioning insurance package,” said Craig Garthwaite, associate professor of strategy at Northwestern’s Kellogg School of Management. “There’s some sense in which we’re seeing a reshuffling of the organizational structure, such that insurers are owning providers.”

That fundamental restructuring is part of an industry-wide move away from managing different aspects of patient care - such as drugs or hospitalization - in isolation.

Martin Gaynor, a professor of economics and health policy at Carnegie Mellon University, said that while a CVS-Aetna merger didn’t strike him as a deal that would clearly reduce competition, it wasn’t clear why the companies needed to combine at all, since CVS already has Aetna’s business as a pharmacy benefit manager.

“A big question mark for me is how does it make the merged company better,” Gaynor said. “I wonder about a lot of these mergers, whether they’re really driven by a true increase in the long-term value of the company — as opposed to seeking a short-term bump in stock prices.”

David Balto, a former policy director at the Federal Trade Commission who led a coalition opposing the insurance mergers, said that he thought the merger would reduce competition and harm consumers.

He pointed to the Justice Department’s recent challenge of a different merger – between AT&T and Time Warner – as evidence that such mergers could raise antitrust concerns.

“For those people who have spent endless hours and long lines at CVS stores, trying to figure out how to meditate while standing, this merger is bad news. It means, increasingly, they’re going to be forced into those long lines. CVS doesn’t win points on service, and its these kind of vertical relationships that raise prices, and deny choices for consumers,” Balto said.

This article originally appeared on washingtonpost.com.

The CVS-Aetna Gamble: A Health-Care Giant Not Built Around Doctors

The Wall Street Journal

By Anna Wilde Mathews and Sharon Terlep

CVS Health Corp. and Aetna Inc. are attempting to create something with little precedent: an integrated health-care enterprise that isn’t built around doctors.

The combination of the two companies, in a deal valued at $69 billion and announced Sunday, is supposed to bring together Aetna’s patient data and CVS’s sprawling network of nearly 10,000 brick-and-mortar sites to squeeze out costs while improving care and convenience.

But no major health-care company has tried to build a vertical system around the combination of drugstores, insurance and pharmacy-benefit management, the main businesses of CVS and Aetna, experts said. The merged company will lack a strong foundation of its own doctors, who make many of the decisions that influence both costs and quality of care.

CVS Chief Executive Larry J. Merlo said Monday that the company will consider adding its own physicians, and it will coordinate closely with patients’ existing doctors to fill gaps in their care. “Everything that we’re talking about is a complement to the care that is provided for by the physician,” Mr. Merlo said Monday in a call with analysts.

Creating the new setup will be a heavy lift operationally, according to experts including managed-care veterans. A company doesn’t have to own every part of the health-care food chain to achieve gains from vertical integration, said George Halvorson, former CEO of Kaiser Permanente, the large insurer and health-care provider. But, he said, “the question is implementation.” For instance, he said, information such as prescription renewals and test results needs to flow easily to all of those who help care for a patient, including doctors.

Other vertical operators in health care have taken a different path. Major Aetna competitor UnitedHealth Group Inc. owns a growing roster of doctor practices, surgery centers and urgent-care clinics, as well as the nation’s biggest insurer and a major pharmacy-benefit manager, or PBM. Big integrated players such as Kaiser Permanente and Geisinger Health System bring together the full spectrum of health-care services, including health plans, hospitals, clinics and physicians. Large hospital systems have been buying up doctor practices, as well as merging with one another.

“It’s much harder to have a cost and quality advantage if you’re owning an ancillary part of the health-care delivery system, not the main part,” said Robert Kocher, a partner at venture-capital firm Venrock.

CVS has around 1,100 retail clinics in its stores, with nurse practitioners and physician assistants offering services such as vaccinations. But it is doctors who traditionally stand at the center of patients’ care. Doctors write prescriptions, order imaging scans, make referrals and recommend treatments. They also play a little-known but hugely important role in documentation and other practices needed for insurers to generate profits in the increasingly central Medicare business.

“The reason individual doctors are so credible is because patients are generally pretty happy with their individual doctors. That’s a huge advantage,” said Glenn Steele, former CEO of Geisinger. But, he said, “there’s a huge amount that is doable conceptually outside the classic doctor-run medical system.”

The merged CVS’s vertical reach may also bring a risk, as the combined CVS-Aetna seeks business from companies that may now become direct competitors. “They will lose those insurers that valued having a stand-alone PBM,” said Leemore Dafny, a professor at Harvard Business School. The companies said Aetna will be operated as a stand-alone unit under CVS with strong firewalls to protect confidentiality, and that they expect to continue to win business from competitors.

CVS and Aetna say that by integrating pharmacy-benefit and medical coverage, as well as offering expanded health-care offerings at its stores, the combined company will be able to bring down costs and fill gaps that physician practices may not cover. For instance, the tie-up would result in better care for patients with chronic conditions and fewer expensive, avoidable events such readmission to the hospital, executives said.

“We can play that complementary role of supporting that physician between visits,” Mr. Merlo said. One immediate focus, the companies said, would be to reduce emergency-room use.

“All-in-all, this is a good strategy but not without its integration risks,” Edwards Jones senior equity analyst John Boylan said. He said the deal appears to provide enough benefits and potential savings to justify the risk involved in creating a new business model. “It’s one of those things that, unfortunately, is going to have to play out over time.”

The merged CVS’s stores will offer wellness services, as well as vision, hearing, nutrition and medical equipment, the companies said. Among other possible offerings are blood draws for lab testing, infusion of specialty medications, and help with durable medical equipment, a category that includes products such as wheelchairs, executives said. Some stores will become health hubs, company executives said, with staff able to answer questions about insurance coverage as well as clinical queries.

Aetna CEO Mark T. Bertolini compared the new CVS sites with Recreational Equipment Inc. outposts and Apple Inc.’s Genius Bars, where consumers could get guidance as well as help with tasks such as making medical appointments and purchasing insurance plans. Also, he said, the store “can be the center from which you can service people in the home.”

Lawton Robert Burns, a professor at the University of Pennsylvania’s Wharton School who has long studied health-care providers, says he is “skeptical because it’s a super-big challenge” to re-engineer patterns of care on a national scale. “It sounds good on paper, but this stuff is so hard to deliver,” he said. “You could have CVS offering stuff, but then you have to ask why is that going to lead to people going to the pharmacy and doing things differently than they have been doing?…They’re not there to have a sustained conversation with their pharmacist.”

Jim Baucom, a real-estate agent in Clemmons, N.C., says he sees little need to get health-care services from a revamped CVS store. The 65-year-old, who has an Aetna Medicare plan, says he is healthy, but when he needs medical care or advice he goes to his regular doctor.

“I really don’t know what services I would need or use” at an upgraded pharmacy, he said, though he thinks the approach could make sense for others. If his insurer tried to “steer” him toward getting health services at its affiliated stores, “I wouldn’t like that at all. I like the idea of being able to choose where I do things.”

Beyond its existing retail clinics, CVS has already been moving in this direction by slowly beginning to convert retail space to other health-service sites, swapping magazines and cigarettes for eye-care and audiology centers. The efforts are difficult to quantify. The company said it has reduced drug expenses through a program to manage diabetes that it plans to expand to other chronic diseases. But a decision in 2014 to bolster its health-care credentials by pulling tobacco products from its shelves cost the company around $2 billion a year in revenue.

This article originally appeared on wsj.com.

CVS Boss Larry Merlo’s Path From Corner Pharmacy to C-Suite

The Wall Street Journal

By Sharon Terlep

The chief executive is testing the confidence of investors with his $69 billion bid for insurer Aetna

The architect of the year’s biggest and arguably most surprising health-care deal is a former pharmacist from rural Pennsylvania who won over Wall Street with a reboot of CVS Health Corp.

Larry Merlo, CVS’s chief executive since 2011, impressed skeptics with his turnaround of Caremark, the giant pharmacy-benefits manager it bought four years before he took over.

Now he is testing that confidence with a $69 billion bet to buy insurer Aetna Inc. and create a health-care juggernaut by melding companies from very different corners of the health-care ecosystem.

“I can’t say enough good things about Larry and his team,” Wolfe Research analyst Scott Mushkin said. “But this deal, whoa, I don’t know. Sometimes I suppose you just have to give a good team the benefit of the doubt.”

The deal puts Mr. Merlo, a 27-year CVS veteran, in charge of the company’s pharmacy-benefits manager, its network of 10,000 drugstores and Aetna’s coverage of around 22.2 million members enrolled in employer plans, Medicare, Medicaid and other plans. Together, the companies have roughly $240 billion in annual sales.

Mr. Merlo was in Hartford, Conn., on Monday speaking to employees at Aetna’s headquarters there. The first question he fielded was whether Aetna workers will now get employee discounts at CVS stores, to which he answered, “yes.” He plans to speak to CVS employees Tuesday.

The mustachioed Mr. Merlo, who turns 62 this month, has cast the acquisition as an antidote to soaring health-care costs.

“The current U.S. health care system is failing too many people,” he said Monday. “A paradigm shift is needed to bend the cost curve and put spending back on a sustainable path.”

Wall Street analysts and health-care experts say the combination will be tough to pull off. To succeed, the companies must knit together disparate operations and persuade consumers to change long-held health-care habits. Shares of CVS fell 4.5% on Monday after the deal was officially unveiled.

Mr. Merlo has confronted doubt before. Described by colleagues as measured and democratic, he took over CVS at a time when Caremark was losing billions in contracts, including $4.8 billion of agreements lost for 2010. Critics fretted Mr. Merlo lacked the health-care or management credentials to fix the drug-benefit business.

But the business, which CVS bought for $27 billion in 2007, won big contracts under Mr. Merlo and now contributes more revenue to the company than its stores do.

Buying Caremark was a good strategy that CVS had struggled to execute, said Mr. Mushkin, the analyst.

“The board said, ‘let’s fix it,’ and boy did he,” Mr. Mushkin said. “He really developed a good strategy for the company and grew into that CEO role.”

The son of a machinist and homemaker, Mr. Merlo was the first member of his family to attend college. A lifelong Pittsburgh Steelers fan and casual pianist, he grew up in Charleroi, Pa., a town of 5,000 located 25 miles south of Pittsburgh, and graduated from the University of Pittsburgh pharmacy school in 1973.

His father died while he was still in school and the pharmacy where Mr. Merlo worked at the time lent him money to help pay for classes. “That shaped him,” said Patricia Kroboth, dean of the pharmacy school. Mr. Merlo sits on the university’s board and goes back every year to teach a course.

After college, he went to work for the Peoples Drug Store, a mid-Atlantic chain, and was a regional manager for the company when CVS acquired it in 1990. He worked his way up through CVS, always on the retail side of the business, and helped integrate acquisitions of several rivals, including Longs Drug and Eckerd.

Former CVS CEO Thomas Ryan, Mr. Merlo’s predecessor, carried out the Caremark acquisition. Mr. Merlo, who assumed the CEO job two months earlier than initially planned, was seen by industry watchers as an operating expert and not a transformative executive.

His low-key demeanor belies a willingness to take risks and make jolting changes. His decision in 2014 to halt sales of all tobacco products cost the company $2 billion a year in revenue. Mr. Merlo said the move was needed for CVS to become a major player in the health-care system. He renamed the company, then called CVS Caremark, to CVS Health.

CVS shares have risen 116% during Mr. Merlo’s tenure, outpacing the S&P 500, which has roughly doubled in the same period. The company’s share price, which closed Monday at $71.69, has declined the last two years and dipped again when The Wall Street Journal reported in October that the companies were in talks.

This article originally appeared on wsj.com.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.